November 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. James O’Connor

Re:    Post-Effective Amendment No. 69 and Amendment No. 71 (the “Amendment”) to the Registration Statement on Form N-1A of HighMark Funds (the “Trust”) (File Nos. 033-12608 and 811-05059)

Dear Mr. O’Connor:

This letter responds to the comments provided by you on October 27, 2011 regarding the Amendment, which was filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2011 and is related to 25 series of the Trust (each a “Fund” and collectively the “Funds”). For convenience of reference, each comment has been summarized before the relevant response. Capitalized terms not defined herein shall have the same meanings ascribed to them in the prospectuses (the “Prospectuses”) or the statement of additional information (the “SAI”), as applicable, in the Amendment.

A. Comments Applicable to the Prospectuses

1.	Comment: In the “Fees and Expenses of the Fund” sections of the Equity, Fixed Income and Asset Allocation (“EFIAA”) Class A, Class B and Class C (“Retail”) Prospectus, delete the following footnote because it is not permitted if no number is shown in the table for the Class A deferred sales charge: “If you sell Class A Shares within one year of buying them and you purchased those Shares without a sales charge because your initial investment was $1 million or greater, you must pay a Deferred Sales Charge of 1.00%.”

Response: The Trust respectfully declines to make this change. The Trust believes that the information currently provided in the footnote is concise and helpful to shareholders, particularly given that the fee in question is charged only in certain specific circumstances as noted.

2.	Comment: Please explain supplementally what these limitations are that are referred to in the following footnote to the “Annual Fund Operating Expenses” tables: “The Adviser may recoup from the Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations.”

Response: Under the current expense limitation agreement, HighMark Capital Management, Inc. (the “Adviser”) may recoup from a Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to the following limitations: (i) such Fund will make such payment only if the operating expenses of each applicable class of shares of such Fund (exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets attributable to such class of shares of such Fund) of less than the annual percentage rate applicable to such class of shares of such Fund as set forth in the agreement; (ii) the amount of such deferred fees and expenses paid by a Fund with respect to any fiscal year with respect to a class of shares shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of such Fund with respect to such class of shares (exclusive of portfolio brokerage and transaction costs, as well as taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles) do not exceed the annual percentage rate applicable to such class of shares of such Fund as set forth in the agreement; and (iii) in the event the Adviser is entitled to recoup any fees and expenses that it has waived and/or reimbursed and it waives its rights to recoup such deferred fees and expenses, the Adviser shall be deemed to have forever thereafter forfeited its rights to receive such waived deferred fees and expenses.

3.	Comment: In the footnote to the “Annual Fund Operating Expenses” tables regarding recoupments, insert the following: “The Fund will make no such payment to the Adviser, however, if current total annual operating expenses exceed the expense limit in effect at the time the expenses were waived and/or reimbursed.”

Response: The Trust has modified the footnote to the “Annual Fund Operating Expenses” tables to state the following (using the disclosure for HighMark Balanced Fund as an example):

HighMark Capital Management, Inc. (the “Adviser”), the investment adviser of the Fund, has contractually agreed to waive fees and reimburse expenses to the extent total operating expenses of Class A, Class B and Class C Shares of the Fund (excluding portfolio brokerage and transaction costs, taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles (collectively, the “Excluded Costs”)) exceed 1.24%, 1.84% and 1.84%, respectively, of the average daily net assets of the Fund attributable to Class A, Class B and Class C Shares, respectively, for the period from December 1, 2011 to November 30, 2012, at which time the Adviser will determine whether or not to renew or revise the agreement. The Adviser may recoup from the Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. The Fund will make such payment with respect to a class of Shares of the Fund only if the operating expenses of such class of Shares (exclusive of the Excluded Costs), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets of the Fund attributable to such class of Shares) of less than 1.22% with respect to Class A Shares, 1.82% with respect to Class B Shares and 1.82% with respect to Class C Shares. Any such recoupment would reduce the Fund’s future total return.

4.	Comment: In the “Principal Investment Strategies” section of HighMark Balanced Fund, please define the market capitalization of large U.S. companies by reference to a generally accepted market capitalization range of “large-cap” companies. A market cap of $1 billion is at the low end of the market cap range generally used to define mid-cap companies. Although Rule 35d-1 is not implicated, this definition of large cap could mislead investors because, in actuality, the Fund could be entirely invested in what are generally regarded as mid-cap companies, rather than being 80% in what are generally considered to be large-cap companies.

Response: The Trust has revised its disclosure to state the following: “The Fund generally considers a company to be a large U.S. company if the company’s capitalization is greater than $5 billion.”

5.	Comment: In the “Principal Investment Strategies” sections of the EFIAA Prospectuses, define “securities” as used in the following sentence: “In addition to the securities described above, the Fund may invest up to 20% of the Fund’s assets in foreign securities (which may include up to 10% of the Fund’s assets in emerging market securities), including American Depositary Receipts and locally traded securities.” What kinds of securities (e.g., common stocks and bonds)?

Response: The Trust has added the following sentence in the “Principal Investment Strategies” sections of the Prospectuses:

For more information on the instruments, investment techniques and risks of the Fund and the definitions of certain terms used in the Fund’s prospectus, see the “Instruments, Investment Techniques and Risks” section of the Fund’s prospectus.

The Trust notes that the following description of “foreign securities” is in the “Instruments, Investment Techniques and Risks” sections of the EFIAA Prospectuses:

Foreign Securities: Stocks issued by foreign companies including American Depositary Receipts (ADRs) and Global Depository Receipts (GDRs), as well as commercial paper of foreign issuers and obligations of foreign governments, companies, banks, overseas branches of U.S. banks or supranational entities.

6.	Comment: In the “Principal Investment Strategies” sections of HighMark Balanced Fund and HighMark Value Momentum Fund, please define “other types of securities” in the following statement: “The Fund may also invest in other types of securities.”

Response: The Trust has deleted the referenced sentence in the “Principal Investment Strategies” sections of HighMark Balanced Fund and HighMark Value Momentum Fund. As noted in Comment 5 above, the Trust has added the following sentence in the “Principal Investment Strategies” sections of the Prospectuses:

For more information on the instruments, investment techniques and risks of the Fund and the definitions of certain terms used in the Fund’s prospectus, see the “Instruments, Investment Techniques and Risks” section of the Fund’s prospectus.

7.	Comment: Please delete the phrase “attempts to minimize its exposure to this risk by” in the description of High-Yield Bond Risk in the EFIAA Prospectuses because it is not risk disclosure. The corresponding statement should read as follows: “The Fund limits its investments in high-yield bonds to those rated no lower than B3 by Moody’s or B- by S&P or Fitch….”

Response: The requested change has been made.

8.	Comment: In the “Performance Information” sections of the EFIAA Prospectuses and the Prospectus of Class M Shares of HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund (the “Class M Prospectus”), please insert “for 1, 5, and 10 years” in the following statement: “The information below provides some indication of the risks of investing in the Fund by showing changes in the performance of the Fund’s Class A Shares from year to year and by showing how the average annual returns of the Fund’s [Class A, Class B and Class C] Shares compare with those of a broad measure of market performance [and two additional indices].”

Response: The requested change has been made for Funds showing 10 years of performance. For Funds showing less than 10 years performance, statements with the applicable years have been added.

9.	Comment: In the “Performance Information” sections of the EFIAA Retail Prospectus, the following statement is neither permitted nor required by Item 4(b)(2) of Form N-1A: “Sales loads assessed for the Fund’s Class A Shares are not reflected in the bar chart. If sales loads were reflected, returns would be less than those shown below.” Please delete this statement.

Response: The Trust respectfully declines to make this change. The Trust considers this important disclosure and that failure to include this disclosure could confuse readers.

10.	Comment: In the “Purchase and Sale of Fund Shares” sections, please delete the following parenthetical: “(minimums may be reduced or waived for certain types of investors or in HighMark Funds’ sole discretion)” because it is neither permitted nor required by Item 6 of Form N-1A.

Response: The Trust respectfully declines to make the requested change because the Trust considers this to be important disclosure and responsive to Item 6(a) of Form N-1A, which requests disclosure of a Fund’s minimum initial or subsequent investment requirements.

11.	Comment: In the “Principal Investment Strategies” section of HighMark Cognitive Value Fund, what does the phrase “similar to those found in the S&P SmallCap 600 Value Index” mean? The S&P SmallCap does not include preferred stocks yet the Fund invests in “common and preferred stocks.” Does it mean that the Fund invests within the asset range of companies in the index ($4.86 billion to $20 million currently?) Please clarify.

Response: The Trust has revised its disclosure to state the following:

The Fund will, under normal market conditions, invest its assets primarily in common stocks of small capitalization value companies that are within a market capitalization range that is similar, although not identical, to the market capitalization range of those companies found in the S&P SmallCap 600/Citigroup Value Index. The Fund may also invest in preferred stocks of small capitalization value companies.

12.	Comment: In the “Principal Investment Strategies” section of HighMark Cognitive Value Fund, please move the portion of the section beginning with “Criteria that the sub-adviser may consider in determining stock selection include…” and ending with “…and to minimize its own susceptibility to these same biases and errors” to Item 9 disclosure because this description of the adviser’s investing methodology is too long for a summary:

Response: The Trust has deleted the following portion of the referenced disclosure in the “Principal Investment Strategies” section:

Criteria that the sub-adviser may consider in determining stock selection include: low relative valuation, earnings purity, earnings predictability, earnings estimate revision, high profile negative news, market volatility and aberrant price movement. Since these factors vary in their influence on stock prices, the sub-adviser evaluates the relative importance of each factor on a regular basis to determine the attractiveness of a particular security. The sub-adviser may also consider market indices and its own estimates of competitor portfolio weightings in managing the Fund’s investment portfolio.

The Trust considers the remaining disclosure to be important disclosure and respectfully declines to move it to the disclosure called for by Item 9 of Form N-1A.

13.	Comment: In the “Principal Investment Strategies” sections, what does the following phrase mean: “The Fund may also invest in hedging and other derivative instruments….” This phrase and similar phrases are used repeatedly in the summary sections and should be clarified wherever it appears. We suggest that this be changed to “the Fund will use derivatives for investing and to hedge its investments.”

Response: The Trust has revised its disclosure so that the disclosure now reads as follows: “The Fund may use derivatives, such as options, futures and other derivatives, for investing and to hedge its investments and risk.”

14.	Comment: In the “Principal Investment Strategies” sections of the EFIAA Prospectuses and the Class M Prospectus, why is there an Acquired Fund Fees and Expenses (“AFFE”) line item in the fee table for some funds, but not others with the same strategy? Additionally, for all Funds that include an Exchange-Traded Funds Risk in their “Principal Risks” sections or Funds whose principal investment strategies include investing in exchange-traded funds, please explain why exchange-traded funds (“ETFs”) are identified as a principal risk or included as part of its principal investment strategies, but there is no AFFE line item.

Response: The Trust has only included an AFFE line item for Funds whose AFFE exceeded 0.01% of the average net assets of the Fund during the Fund’s last fiscal year in accordance with Item 3 of Form N-1A. The Funds that include an ETF Risk in their “Principal Risks” sections or Funds whose principal investment strategies include investing in ETFs consider investing in ETFs to be a principal risk or a principal investment strategy since they may invest over 5% of their assets in ETFs.

15.	Comment: With respect to HighMark Cognitive Value Fund, HighMark Large Cap Value Fund and HighMark Value Momentum Fund, what are the specific risks of the value style of investing? The value style of investing has been explained in the “Principal Investment Strategies” sections of the above-referenced Funds and the risks of that style should be explained in the “Principal Risks” sections of the above-referenced Funds. Most funds explain the specific risks of the value style of investing. Investors need to know the specific risks to make an informed investment decision. Additionally, what is HighMark Equity Income Fund’s investment style?

Response: HighMark Equity Income Fund’s investment style is a value style of investing. The Trust has replaced “Investment Style Risk” in the “Principal Risks” sections of HighMark Cognitive Value Fund, HighMark Equity Income, HighMark Large Cap Value Fund and HighMark Value Momentum Fund with the following risk:

Value Stock Risk: Value stocks may perform differently from the market as a whole and may be undervalued by the market for a long period of time.

16.	Comment: With respect to HighMark Enhanced Growth Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Large Cap Growth Fund and HighMark Tactical Capital Growth Allocation Fund, what are the specific risks of the growth style of investing? The growth style of investing has been explained in the “Principal Investment Strategies” sections of the above-referenced Funds and the risks of that style should be explained in the “Principal Risks” sections of the above-referenced Funds. Most funds explain the specific risks of the growth style of investing. Investors need to know the specific risks to make an informed investment decision.

Response: The Trust has replaced “Investment Style Risk” in the “Principal Risks” sections of HighMark Enhanced Growth Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Large Cap Growth Fund and HighMark Tactical Capital Growth Allocation Fund with the following risk:

Growth Stock Risk: Growth stocks may be more sensitive to changes in current or expected earnings than other types of stocks and tend to be more volatile than the market in general because their prices tend to reflect future investor expectations rather than just current profits. Growth stocks may underperform value stocks and the market as a whole during given periods.

17.	Comment: For all Funds that may implement their strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”). See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Trust has considered the ICI Letter in connection with drafting its disclosure regarding derivatives.

18.	Comment: In the “Principal Investment Strategies” section of HighMark Enhanced Growth Fund, please explain what “maintaining a risk profile similar to that of the NASDAQ 100” means.

Response: The Trust has deleted the phrase above and revised its disclosure as follows:

The sub-adviser seeks to add value to the Fund’s portfolio through stock selection. The Fund will invest primarily in companies with market capitalizations within the market capitalization ranges of companies included in the NASDAQ-100 Index and/or the S&P North American Technology Sector Index. As of September 30, 2011, the market capitalization for companies that issue stocks included in the NASDAQ-100 Index and the S&P North American Technology Sector Index ranged from approximately $3.2 billion to $353.4 billion and $298.3 million to $353.4 billion, respectively. The Fund makes market capitalization determinations with respect to a security at the time of purchase of such security.

19.	Comment: Please summarize the disclosure in the “Principal Investment Strategies” section of HighMark Enhanced Growth Fund. It is too long for a summary.

Response: The Trust has removed the following disclosure from the “Principal Investment Strategies” section:

Valuation, earnings growth, revenue growth and earnings sustainability and predictability are the primary factors used in determining stock selection. Since these factors have a varying influence on the performance of stock prices, the sub-adviser evaluates the relative importance of each factor on a regular basis to determine the attractiveness of a particular security.

The Trust has added the following disclosure to the section titled “Other Investment Matters,” under the heading “Stock Selection Process”:

With respect to the Enhanced Growth Fund, valuation, earnings growth, revenue growth and earnings sustainability and predictability are the primary factors used in determining stock selection. Since these factors have a varying influence on the performance of stock prices, the sub-adviser evaluates the relative importance of each factor on a regular basis to determine the attractiveness of a particular security.

20.	Comment: For HighMark Enhanced Growth Fund, HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark California Tax-Free Bond Fund, please state whether the Funds have a policy to concentrate investments in terms of Instruction 4 to Item 9(b)(1) of Form N-1A.

Response: The Trust has added the concentration policies of HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund, as stated in the Investment Restrictions section of the SAI, to the “Other Investment Matters” sections of the EFIAA Prospectuses:

Concentration Policies of HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund

The Equity Income Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the Investment Company Act of 1940, or the rules and regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of such Act, rules or regulations, except that the Fund may concentrate investments in the financial services sector. The NYSE Arca Tech 100 Index Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the Investment Company Act of 1940, or the rules and regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of such Act, rules or regulations, except that the Fund may concentrate investments in the technology sector. The Wisconsin Tax-Exempt Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the Investment Company Act of 1940, or the rules and regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of such Act, rules or regulations, except that the Fund may concentrate investments in the housing, healthcare or utilities industries.

HighMark Enhanced Growth Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the Investment Company Act of 1940, as amended (the “1940 Act”), or the rules and regulations thereunder. As a result, for this Fund no disclosure has been added to the Prospectuses regarding concentration. Notwithstanding the foregoing, the Trust has modified its disclosure in the “Principal Risks” section to state the following:

Sector Risk: The risk associated with exposure to any one sector. Because the Fund’s investment universe currently consists of securities in the semiconductor, semiconductor equipment, hardware, software, services, communications and biotechnology sectors, the Fund has a heavy weighting in these sectors.

The Fund’s investments in technology related sectors such as these expose the Fund to risks associated with economic conditions in the technology market to a greater extent than funds not concentrated in these sectors. Due to intense global competition, a less diversified product line and other factors, companies that develop and/or rely on technology are often highly sensitive to downswings in the economy. Such companies may also experience volatile swings in demand for their products and services due to changing economic conditions, rapid technological advances and shorter product lifespans.

HighMark California Tax-Free Bond Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act, or the rules and regulations thereunder. As a result, for this Fund no disclosure has been added to the Prospectuses regarding concentration.

21.	Comment: In the description of Industry/Sector Risk and Concentration Risk in the “Principal Risks” sections of HighMark Enhanced Growth Fund, HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund, please explain whether such Fund strategy really involves “excessive exposure.”

Response: The word “excessive” has been removed from the phrase “excessive exposure” in the description of Industry/Sector Risk and Concentration Risk in the “Principal Risks” sections of HighMark Enhanced Growth Fund, HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund.

22.	Comment: In the “Principal Investment Strategies” sections of the EFIAA and Class M Prospectuses, please define “equity securities” wherever such phrase appears.

Response: The Trust has added the following sentence in the “Principal Investment Strategies” sections of the Prospectuses:

For more information on the instruments, investment techniques and risks of the Fund and the definitions of certain terms used in the Prospectus, see the “Instruments, Investment Techniques and Risks” section of the Prospectus.

In addition, the Trust has added the following disclosure to the “Instruments, Investment Techniques and Risks” sections of the EFIAA and Class M Prospectuses:

Equity Securities: Equity securities represent an ownership interest, or the right to acquire an ownership interest, in a company or other issuer. Different types of equity securities provide different voting and dividend rights and priorities in the event of bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, securities convertible into stocks and depositary receipts for those securities.

23.	Comment: In the “Principal Risks” sections of HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund, please add “net” in the following parenthetical within the description of Concentration Risk or Industry/Sector Risk: “(i.e., invests more than 25% of its assets).”

Response: The requested changes have been made.

24.	Comment: For all Funds whose name suggests a type of investment, as required by Rule 35d-1, please replace “assets” with either “net assets plus borrowings” or “total assets” in the following statement (or similar statement) in the “Principal Investment Strategies” sections of such Funds: “Under normal circumstances, the Fund will invest at least 80% of its assets in….”

Response: The requested change has been made to the “Principal Investment Strategies” sections of HighMark Equity Income Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Large Cap Core Equity Fund, HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund, HighMark Small Cap Core Fund, HighMark Bond Fund and HighMark Short Term Bond Fund.

The Trust notes that HighMark Wisconsin Tax-Exempt Fund and HighMark California Tax-Free Money Market Fund already have the requested disclosure. With respect to HighMark California Intermediate Tax-Free Bond Fund and HighMark National Intermediate Tax-Free Bond Fund, such Funds have 80% fundamental policies that cannot be changed without shareholder approval. Consequently, the Trust respectfully declines to make the requested change with respect to such Funds.

25.	Comment: In the “Average Annual Total Returns” table of HighMark International Opportunities Fund, please use the full names of the two MSCI indexes. In other words, are these the gross or net versions of the MSCI indexes?

Response: The Trust has amended its disclosure and provided the full names of the two MSCI indexes as follows: “MSCI All Country World ex-U.S. Index Gross” and “MSCI EAFE Index Net.”

26.	Comment: In the “Principal Investment Strategies” section of HighMark Large Cap Core Equity Fund, please explain what kinds of stocks are referenced in the following statement: “The Fund invests primarily in the stocks of large capitalization U.S. companies.”

Response: The Trust has revised its disclosure to state the following: “The Fund invests primarily in common stocks of large capitalization U.S. companies.”

27.	Comment: HighMark Large Cap Core Equity Fund and HighMark Large Cap Value Fund are subject to Rule 35d-1 and must invest 80% of their assets in “large-cap” companies. The disclosure for each Fund states that “the Fund considers a company to be a large capitalization company if the company’s capitalization is within the range of those companies in the Russell 1000 Index.” We do not believe that the range of companies in the Russell 1000 Index is an appropriate proxy for an actively managed fund to use to define the term “large-cap.” The Russell 1000 is an index that focuses on the larger company segment of the Russell 3000 Index, which is an index constructed based on how widely company shares are held. The Russell 1000 does not make any representation that all of the companies whose shares are included in the index (even as of the rebalance date) are large-cap companies. In fact, the low end of the market cap range of companies in the Russell 1000 Index – currently $1.148 billion – includes companies in the low-end of the range of companies normally defined as “mid-cap” in most widely-used definitions of that term, based on market capitalization. We note that, in the case of an index fund that identifies itself as large-cap by reference to the Russell 1000 Index, there may be little potential for abuse because the mid-cap companies in the index are a small percentage of the index. However, in the case of an actively managed “large-cap” fund, which could consider itself free to invest to any extent in any size companies within the range of companies in the Russell 1000 index, there is a potential for abuse. To eliminate this issue, define the market capitalization of the companies that the adviser regards as “large-cap” by reference to generally accepted market capitalization ranges for large cap.

Response: With respect to HighMark Large Cap Value Fund, the Trust has revised its disclosure to state the following: “The Fund considers a company to be a large capitalization company if the company’s capitalization is greater than $5 billion.” With respect to HighMark Large Cap Core Equity Fund, the Trust has revised its disclosure to state the following: “The Fund considers a company to be a large capitalization company if the company’s capitalization is equal to or greater than the top 60% of the companies that comprise the Russell 1000 Index.”

28.	Comment: In the “Principal Investment Strategies” section of HighMark Large Cap Core Equity Fund, please explain what the following statement means: “Risk characteristics, such as sector exposure, dividend yield and other descriptors, should be relatively similar to the S&P 500 Index on average, as well.” Is it saying that the Russell 1000 stocks are the same as the S&P stocks in these respects? Does this refer to the adviser’s strategy?

Response: The Trust has deleted the referenced disclosure.

29.	Comment: In the “Principal Investment Strategies” section of HighMark Large Cap Core Equity Fund, please explain what the following statement means: “Risk characteristics of the portfolio are monitored in an effort to minimize return volatility relative to the S&P 500 Index.” The disclosure above says that risk characteristics “should be relatively similar.” Please conform the disclosure.

Response: The Trust has deleted the referenced disclosure.

30.	Comment: HighMark Large Cap Growth Fund is subject to Rule 35d-1 and must invest 80% of its assets in what are generally considered to be “large-cap” companies. The disclosure states that “the Fund generally considers a company to be a large capitalization company if the company’s capitalization is greater than $1 billion.” $1 billion is the market cap of the smallest companies generally considered to be in the range of mid cap companies. Based on its definition of “large-cap” companies, the Fund could be entirely invested in what are generally considered to be mid-cap stocks and yet be entirely invested in large-cap companies according to its own definition. Accordingly, this definition creates a violation of Rule 35d-1. To eliminate this violation, please define the market capitalization of the companies that the adviser regards as “large-cap” by reference to a generally accepted market capitalization range for “large-cap” companies.

Response: Although the Trust does not agree with the assertion that use of the current definition violates Rule 35d-1, the Trust has revised the “Principal Investment Strategies” section of HighMark Large Cap Growth Fund to state the following: “The Fund generally considers a company to be a large capitalization company if the company’s capitalization is greater than $5 billion.”

31.	Comment: In the “Principal Investment Strategies” section of HighMark Small Cap Core Fund, please explain the following statement: “a small-cap equity market universe that primarily includes.” State clearly the market cap of the companies that the Fund invests 80% of its total assets in.

Response: The Trust has revised its disclosure as follows:

The Fund considers a company to be a small capitalization company if the company’s capitalization is within the range of the market capitalization of the companies in the Russell 2000 Index. As of September 30, 2011, the market capitalization for companies included in the Russell 2000 Index ranged from approximately $26.8 million to $3.3 billion. The Fund makes market capitalization determinations with respect to a security at the time of purchase of such security. The Adviser uses an actively managed bottom-up stock selection process for choosing securities across the small-cap equity market universe.

32.	Comment: In the “Principal Investment Strategies” section of HighMark Value Momentum Fund, where are the risks of investing in mid-cap companies, as opposed to large-cap companies?

Response: The following risk description has been added to the “Principal Risks” section of HighMark Value Momentum Fund:

Medium-Sized Companies Risk: Investing in medium-sized companies is generally more risky than investing in large companies, for a variety of reasons. Many medium-sized companies have limited track records. They also may have limited product lines, markets or financial resources. They may, in addition, be more vulnerable to adverse business or economic developments than larger companies. Stocks issued by medium-sized companies tend to be less liquid and more volatile than stocks of larger companies or the market averages in general. In addition, medium-sized companies may not be well-known to the investing public, may not have substantial institutional ownership, and may have only cyclical, static or moderate growth prospects. The performance of the Fund may be more volatile than that of a fund that invests primarily in larger companies.

33.	Comment: In the “Principal Risks” sections of HighMark Bond Fund and HighMark Short Term Bond Fund, please tie the Fund’s duration policy into the interest rate risk disclosure. Duration is a measure of interest rate risk. Please provide an example in the Item 9 disclosure of the impact of a change in rates on a Fund based on its portfolio duration.

Response: The Trust has revised its disclosure in the “Principal Risks” sections of HighMark Bond Fund and HighMark Short Term Bond Fund, and now describes “Interest Rate Risk” as follows:

Interest Rate Risk: The possibility that the value of the Fund’s investments will decline due to an increase in interest rates or that the Fund’s yield will decrease due to a decrease in interest rates. Generally, the longer the average maturity or duration of the Fund’s investments, the greater the impact of a change in interest rates on the investments’ value.

The Trust has also revised its disclosure in the “Instruments, Investment Techniques and Risks” sections of the EFIAA Prospectuses, and now describes “Duration” as follows:

Duration is a measure of a bond price’s sensitivity to changes in interest rates. Generally, the longer a bond’s duration, the greater its sensitivity to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment with respect to a bond is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities). See the individual fund profiles of the Bond Fund, the California Intermediate Tax-Free Bond Fund, the National Intermediate Tax-Free Bond Fund and the Short Term Bond Fund included earlier in this Prospectus for more information on how duration relates to each Fund’s principal investment strategy.

34.	Comment: In the “Principal Investment Strategies” section of HighMark California Intermediate Tax-Free Bond Fund, please add the word “total” before the word “assets” in the sentences: “Under normal market conditions, the Fund will invest at least 80% of its assets in bonds…” and “Investors who may be subject to the alternative minimum tax (“AMT”) should note that the portfolio managers will invest at least 80% of the Fund’s assets in bonds….”

Response: The Fund has a fundamental investment policy of investing, under normal market conditions, at least 80% of its assets in bonds the income from which is exempt from both federal income tax and California personal income tax. It is the Trust’s understanding that, under Section 13 of the 1940 Act, a change in a fundamental investment policy would require a vote of a majority of the outstanding voting securities of the Fund. Consequently, the Trust respectfully declines to make the requested change.

35.	Comment: Does HighMark California Intermediate Tax-Free Bond Fund have a duration policy?

Response: HighMark California Intermediate Tax-Free Bond Fund does not have a duration policy.

36.	Comment: In the “Principal Investment Strategies” sections of HighMark Tactical Growth & Income Allocation Fund and HighMark Tactical Capital Growth Allocation Fund, please disclose that the Funds’ current asset allocation mix is disclosed in detail on page 104 of the Retail EFIAA Prospectus and page 87 of the Fiduciary EFIAA Prospectus. We note that this disclosure is under “Other Investment Matters” and investors may miss this important information.

Response: The Trust has added the following sentence in the “Principal Investment Strategies” sections of HighMark Tactical Growth & Income Allocation Fund and HighMark Tactical Capital Growth Allocation Fund:

For more information on the instruments, investment techniques and risks of the Fund and the definitions of certain terms used in the Fund’s prospectus, see the “Instruments, Investment Techniques and Risks” section of the Fund’s prospectus and, for more detail on the target allocation range of investments of the Fund as of the date of the Fund’s prospectus, see the “Other Investment Matters” section of the Fund’s prospectus.

37.	Comment: In the “Shareholder Guide – How to Invest in HighMark Funds” sections of the Prospectuses, under the heading “Payments for Distribution and Shareholder Services,” the

Prospectuses read as follows: “However, some broker-dealers that sell Shares of the Funds may receive commissions from a Fund in connection with the execution of the Fund’s portfolio transactions.” Please provide an estimate of this expense in the fee tables. Is this expense covered by the fee waiver?

Response: The Trust respectfully declines to provide an estimate of the brokerage commissions incurred by the Funds in the fee table as they are not required to be included as a line item by Item 3 of Form N-1A, nor are they customarily included in the fee tables. Brokerage commissions are not covered by the fee waiver.

38.	Comment: Please explain why the following procedure, as described in all of the Prospectuses, does not violate Rule 22c-1: “For requests sent by regular mail, there may be a delay between the time the request reaches the P.O. Box and the time of the Fund’s receipt of the request, which may affect the NAV at which the request is processed.”

Response: Rule 22c-1 under the 1940 Act provides, in part, that “no registered investment company issuing any redeemable security…shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.” The Trust believes that the disclosure currently provided does not violate Rule 22c-1 because Rule 22c-1 requires a net asset value next computed after receipt, and the Trust is not in “receipt” of the request as of the time such request reaches the P.O. Box.

39.	Comment: The description of the yield maintenance agreement in the “Fees and Expenses of the Fund” section of the Prospectuses of HighMark California Tax-Free Money Market Fund, HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund, HighMark U.S. Government Money Market Fund and HighMark 100% U.S. Treasury Money Market Fund (the “Money Market Fund Prospectuses”) is vague and inadequate. Please clarify in the summary the following issues: what is the purpose of this agreement; how long will it remain in effect; what is meant by maintaining the net yield “at a certain level as determined by the Adviser”; the amount of waived or reimbursed expenses under this agreement that are subject to recoupment and what each Fund’s yield would be without the waiver; how the recoupment is calculated; and whether there is a limit on the Adviser’s ability to recoup expenses in any year. In the Item 9 disclosure, please illustrate both the calculation of the waiver and the recoupment. Please explain to us the role of the Board of Trustees of the Trust (the “Board”) in approving and monitoring this agreement, and please inform us how the fees waived or reimbursed under this agreement are shown in the financial statements.

Response: The Trust has revised its disclosure in the “Fees and Expenses of the Fund” sections of the Money Market Fund Prospectuses to state the following (using the disclosure for HighMark 100% U.S. Treasury Money Market Fund Class A Shares as an example):

HighMark Capital Management, Inc. (the “Adviser”), the investment adviser of the Fund, has contractually agreed to waive fees and reimburse expenses to the extent total operating expenses of Class A Shares of the Fund (excluding portfolio brokerage and transaction costs, taxes relating to transacting in foreign securities, if any, extraordinary expenses and any expenses indirectly incurred by the Fund through investments in pooled investment vehicles (collectively, the “Excluded Costs”)) exceed 0.80% of the average daily net assets of the Fund attributable to Class A Shares for the period from December 1, 2011 to November 30, 2012, at which time the Adviser will determine whether or not to renew or revise the agreement. In addition to the current expense limitations described above, during the same time period, the Adviser may also voluntarily waive fees and/or reimburse expenses in excess of its current fee waiver or reimbursement commitment to the extent necessary to maintain a certain minimum net yield for the Fund and/or one or more classes of Shares of the Fund as determined by the Adviser, in its sole discretion (the “Minimum Yield”). The Adviser may recoup from the Fund any of the fees and expenses it has waived and/or reimbursed pursuant to any of the foregoing until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. The Fund will make such payment with respect to Class A Shares only if (i) the operating expenses of Class A Shares (exclusive of the Excluded Costs), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets of the Fund attributable to Class A Shares) of less than 0.80% and (ii) the sum of the amount of such payment and the operating expenses of Class A Shares do not cause the Fund’s or Class A Shares’ net yield to fall below the Fund’s or Class A Shares’, as the case may be, then-current Minimum Yield (which Minimum Yield shall in no case be less than zero). Any such recoupment would reduce the Fund’s future yield.

The Trust believes that this disclosure adequately addresses: (1) the purpose of the yield maintenance agreement, (2) the length of time that it will remain in effect, (3) what is meant by maintaining the net yield “at a certain level as determined by the Adviser,” (4) how the recoupment is calculated and (5) whether there is a limit on the Adviser’s ability to recoup expenses in any year.

Once, if ever, recoupment begins, the Trust will consult with its independent accountants as to the appropriate disclosure of such recoupment in the financial statements. The Trust respectfully declines to disclose in the Money Market Fund Prospectuses the amount of waived or reimbursed expenses under the yield maintenance agreement that are subject to recoupment and what each Fund’s yield would be without the waiver as it does not believe that such disclosure would be useful prospectus disclosure for shareholders; however, the Trust notes that this information is disclosed in the Trust’s Money Market Funds Annual Report, where the Trust believes such disclosure is appropriate.

The Trust respectfully declines to illustrate the calculation of the waiver and the recoupment in the Item 9 disclosure as the Trust believes that the disclosure that is included in the Money Market Fund Prospectuses with respect to the waiver and the recoupment provides shareholders with adequate information with respect to the waiver and the recoupment.

The Board approved the original agreement at a meeting held on September 24, 2009. The agreement was reapproved in September 2010 and September 2011 by the Board. To date,

the Adviser has not recouped any amounts waived relating to the Minimum Yield. The Adviser has committed that it will inform the Board once it begins to recoup any amounts waived in relation to the Minimum Yield.

The figures shown in the financial statements reflect the effect of any voluntary fee waivers and/or expense reimbursements in excess of the contractual expense limitation. The amounts waived with respect to the Minimum Yield are disclosed in the notes to the financial statements.

40.	Comment: In the “Fees and Expenses of the Fund” table of HighMark California Tax-Free Money Market Fund, there is no AFFE entry even though the Fund may invest up to 10% of its assets in other mutual funds with similar objectives. Please explain why.

Response: Even though the Fund may invest up to 10% of its assets in other mutual funds with similar objectives, the Trust has not included an AFFE line item because AFFE did not exceed 0.01% of the average net assets of the Fund during the Fund’s last fiscal year, which is consistent with Item 3 of Form N-1A.

41.	Comment: In the “Principal Investment Strategies Risk” section of HighMark Diversified Money Market Fund, please explain the following statement: “Although the portfolio managers strive to ensure that the Fund is diversified, from time to time they may concentrate the Fund’s assets in certain securities issued by U.S. banks, U.S. branches of foreign banks and foreign branches of U.S. banks, to the extent permitted under applicable Securities and Exchange Commission guidelines, if they believe it is in the best interest of the Fund’s shareholders.” Please explain whether the Fund is diversified and whether the Fund has a policy to concentrate investments.

Response: The Fund is a diversified company under the 1940 Act. With respect to industry concentration, it is the Trust’s understanding that, in accordance with SEC guidance, the Fund, as a money market fund, may reserve freedom of action to concentrate its investments in certain bank instruments.

Comments Applicable to the SAI

1.	Comment: In the “Investment Restrictions” section of the SAI, for each of HighMark Large Cap Growth Fund, HighMark Balanced Fund, HighMark Bond Fund, HighMark Diversified Money Market Fund and HighMark 100% U.S. Treasury Money Market Fund, with respect to the following policy regarding reverse repurchase agreements, the Trust should consider the statement of policy in Release No. IC-10666 with respect to reverse repurchase agreements: “except that a Fund may . . . enter into reverse repurchase agreements.”

Response: The Trust is aware of the policy set forth in Release 10666 and intends to comply with the applicable requirements of the 1940 Act. Additionally, disclosure with respect to reverse repurchase agreements has been added to the SAI as set forth in the response to Comment 6 below.

2.	Comment: In the “Investment Restrictions” section of the SAI, for each of HighMark Large Cap Growth Fund, HighMark Balanced Fund, HighMark Bond Fund, HighMark Diversified Money Market Fund and HighMark 100% U.S. Treasury Money Market Fund, please delete 10% and use 5% as the measure of the value of total net assets for temporary emergency purposes.

Response: The Trust respectfully declines to modify the fundamental investment restrictions because it is the Trust’s understanding that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of each applicable Fund to make this change. The Trust notes, however, that disclosure from the SAI set forth in the response to Comment 6 below addresses the 5% limit with respect to borrowing money for temporary purposes.

3.	Comment: In the “Investment Restrictions” section of the SAI, for HighMark Diversified Money Market Fund, please delete “total” in the following statement and insert “net” instead: “Purchase any securities that would cause more than 25% of the value of the Fund’s total assets at the time of purchase to be invested…”

Response: The Trust respectfully declines to modify the fundamental investment restriction because it is the Trust’s understanding that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of the Fund to make this change.

4.	Comment: As set forth in the “Investment Restrictions” section of the SAI, for HighMark Diversified Money Market Fund, lending portfolio securities requires 300% asset coverage (see the Brinson Funds No-Action Letter). Repurchase agreements are required to meet the collateral quality requirements of Rule 5b-3.

Response: The disclosure in the SAI has been modified to address the 300% asset coverage requirement with respect to the lending of portfolio securities, and disclosure with respect to reverse repurchase agreements has been added to the SAI, in each case as set forth in the response to Comment 6 below.

5.	Comment: In the “Investment Restrictions” section of the SAI, for all Funds that define their concentration policy by reference to that permitted by the 1940 Act, state the definition of concentration expressed in Instruction 4 to Item 9(b)(1) of Form N-1A applicable to open-end companies.

Response: The Trust respectfully declines to make the requested change, because the SAI already states the following, under the heading “1940 Act Restrictions,” which it believes to be sufficient disclosure:

“Concentration” is generally interpreted under the 1940 Act to be investing more than 25% of net assets in an industry or group of industries.

6.	Comment: In the “Investment Restrictions” section of the SAI, under “1940 Act Restrictions,” please describe the following restrictions imposed by rules and interpretations under the 1940 Act: (1) lending portfolio securities requires 300% asset coverage under section 18(f)(1) as clarified in the Brinson No-Action Letter; (2) repurchase agreements are required to satisfy the collateral requirements of Rule 5b-3, as recently amended; (3) pledging, mortgaging and hypothecating fund assets is also subject to the 300% asset coverage requirement of Section 18(f)(1), as clarified in the Salomon Brothers No-Action Letter.

Response: The relevant disclosure in the “Investment Restrictions” section of the SAI, under “1940 Act Restrictions” has been modified to read as follows:

Additionally, the 1940 Act limits the Funds’ ability to issue senior securities, except that a Fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by the Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowings shall be at least 300%. The 1940 Act also permits an open-end investment company to borrow money from a bank or other person provided that such loan is for temporary purposes only and is in an amount not exceeding 5% of the value of the investment company’s total assets at the time when the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. In addition, it is the Funds’ understanding that the staff of the SEC currently takes the position that the 300% asset coverage requirement with respect to bank borrowings described herein should also apply to the Funds’ loans of portfolio securities and any pledges, mortgages or hypothecations of Fund assets.

The SEC has concluded that even though reverse repurchase agreements fall within the functional meaning of the term “evidence of indebtedness,” it is the Funds’ understanding that the issue of compliance with Section 18 of the 1940 Act will not be raised with the SEC by its Division of Investment Management if a Fund covers such obligations or maintains liquid assets equal in value to its obligations with respect to these transactions. Additionally, repurchase agreements entered into by a Fund must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, in order for the Fund to look to the collateral, rather than the counterparty, for determining whether its assets are “diversified” for 1940 Act purposes.

Should you have any questions, please do not hesitate to call me at (415) 315-6366. Thank you for your assistance.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc: Ann Lau, HighMark Capital Management, Inc.

Pamela O’Donnell, HighMark Capital Management, Inc.

Karen Seaman, Union Bank, N.A.

John M. Loder, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP

Jessica Riley Hale, Ropes & Gray LLP